V-f 3-7-02



02006917

NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 28 2002
354

SEC FILE NUMBER
8- 52204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitney Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Avenue
(No. and Street)

New Orleans (City) Louisiana (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Palozzola (504) 586-3454
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

201 St. Charles Avenue Suite 4500 (Address) New Orleans (City) Louisiana (State) 70170-4500 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David J. Palozzola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitney Securities, L.L.C., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Whitney National Bank:

We have audited the accompanying statements of financial condition of Whitney Securities, L.L.C. (the Company) as of December 31, 2001 and 2000, and the related statements of income (loss), changes in member capital, and cash flows for the years ended December 31, 2001 and 2000, and the period from inception (September 21, 1999) to December 31, 1999 that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitney Securities, L.L.C. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, and the period from inception (September 21, 1999) to December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New Orleans, Louisiana,
February 8, 2002


ANDERSEN

INDEPENDENT ACCOUNTANTS REPORT ON INTERNAL CONTROL

To the Board of Directors of Whitney National Bank:

In planning and performing our audit of the financial statements of Whitney Securities, L.L.C., (the Company) for the year ended December 31, 2001, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Whitney Securities, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New Orleans, Louisiana,
February 8, 2002

WHITNEY SECURITIES, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2001	2000
ASSETS		
Cash	$ 45,128	$ 32,994
Money market investments, at fair value	459,687	413,817
Receivables from brokers, dealers and clearing organizations	78,004	54,890
Other assets	14,620	14,495
Total assets	$ 597,439	$ 516,196
LIABILITIES AND MEMBER CAPITAL		
LIABILITIES		
Accounts payable and accrued expenses	$ 57,364	$ 93,548
Total liabilities	57,364	93,548
MEMBER CAPITAL		
Member contribution	350,000	350,000
Retained earnings	190,075	72,648
Total member capital	540,075	422,648
Total liabilities and member capital	$ 597,439	$ 516,196

The accompanying notes are an integral part of these financial statements.

WHITNEY SECURITIES, L.L.C.

STATEMENTS OF INCOME (LOSS)

	Years Ended December 31,		Period from inception (September 21, 1999) through December 31,
	2001	2000	1999
REVENUES			
Commissions on securities transactions	$ 267,363	$ 300,039	$ -
Commissions on annuity transactions	141,319	11,895	-
Revenue from sales of investment company shares	602,177	402,856	-
Interest and dividends	14,469	20,096	1,384
Total revenues	1,025,328	734,886	1,384
EXPENSES			
Employee compensation and benefits	557,233	354,311	-
Processing services	193,993	170,200	-
Intercompany management fees	30,000	25,000	-
Telecommunication	18,121	17,687	-
Occupancy	17,299	18,701	-
Professional services	36,000	-	-
Licenses and regulatory fees	14,012	6,229	15,500
Operating losses	12,443	31,434	-
Other operating expense	28,800	24,560	-
Total expenses	907,901	648,122	15,500
NET INCOME (LOSS)	$ 117,427	$ 86,764	$(14,116)

The accompanying notes are an integral part of these financial statements.

WHITNEY SECURITIES, L.L.C.

STATEMENTS OF CHANGES IN MEMBER CAPITAL

	Member Contribution	Retained Earnings (Deficit)	Total Member Capital
Balance at inception (September 21, 1999)	$ -	$ -	$ -
Net loss	-	(14,116)	(14,116)
Total comprehensive loss	-	(14,116)	(14,116)
Initial capital contribution	300,000	-	300,000
Balance at December 31, 1999	300,000	(14,116)	285,884
Net income	-	86,764	86,764
Total comprehensive income	-	86,764	86,764
Capital contribution	50,000	-	50,000
Balance at December 31, 2000	350,000	72,648	422,648
Net income	-	117,427	117,427
Total comprehensive income	-	117,427	117,427
Balance at December 31, 2001	$ 350,000	$ 190,075	$ 540,075

The accompanying notes are an integral part of these financial statements.

WHITNEY SECURITIES, L.L.C.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Period from inception (September 21, 1999) through December 31,
	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss)	$117,427	$86,764	$ (14,116)
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in receivables from brokers, dealers and clearing organizations	(23,114)	(53,506)	(1,384)
Increase in other assets	(125)	(14,495)	-
Increase (decrease) in accounts payable and accrued expenses	(36,184)	78,048	15,500
Net cash provided by operating activities	58,004	96,811	-
INVESTING ACTIVITIES			
Purchases of money market investments	(45,870)	(163,817)	(250,000)
Net cash used for investing activities	(45,870)	(163,817)	(250,000)
FINANCING ACTIVITIES			
Capital contribution	-	50,000	300,000
Net cash provided by financing activities	-	50,000	300,000
Increase (decrease) in cash and cash equivalents	12,134	(17,006)	50,000
Cash and cash equivalents at beginning of period	32,994	50,000	-
Cash and cash equivalents at end of period	$ 45,128	$ 32,994	$50,000

The accompanying notes are an integral part of these financial statements.

WHITNEY SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Whitney Securities, L.L.C., a Louisiana limited liability corporation (the Company), was organized on September 21, 1999. The Company began operating as a registered broker-dealer under the Securities Exchange Act of 1934 on March 1, 2000 and is a member of National Association of Security Dealers. The Company's sole member is Whitney National Bank (the Bank). The Bank is a wholly-owned subsidiary of Whitney Holding Corporation, a Louisiana bank holding company.

The Company provides limited investment advice in accordance with NASD and OCC regulations, and does not hold securities for customers. All transactions initiated by the Company are cleared through a registered third party broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with generally accepted accounting principles and with general practices followed by brokers and dealers in securities. The principles and policies followed by the Company, and the methods of applying those principles and policies, which materially affect the determination of financial position, results of operations or cash flows, are summarized below and in the following notes.

Use of Estimates – Preparing financial statements and related notes in accordance with generally accepted accounting principles in the United States involves making estimates that impact the amounts reported. Actual results may prove different from those estimated.

Revenue from Broker-Dealer Activity – Commission income is generated on a transaction basis. It is recognized on a settlement date basis.

Income Taxes – Whitney Securities is a single member limited liability company for Federal and, where applicable, state income tax reporting purposes. Income from the Company is treated as taxable income of the member. Accordingly, there are no tax provisions or current or deferred tax assets or liabilities reflected in the accompanying financial statements.

Money Market Investments – Money market investments are stated at fair value based on quoted market prices.

Receivables from Brokers, Dealers and Clearing Organizations – Whitney Securities is required to maintain a deposit at the licensed broker-dealer which acts as its clearing organization. This amount is included in receivables from brokers, dealers and clearing organizations in the Company's balance sheets. The amount on deposit was $54,761 at December 31, 2001 and $53,163 at December 31, 2000.

Operating Segment Disclosures – Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." established the standard for reporting information about a company's operating segments using a "management approach." The Company views its activities as a broker and dealer in securities to be a single line of business and manages accordingly. As such, there are no operating segments to report in accordance with this accounting standard.

Recent Pronouncements – The provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, became effective as of January 1, 2001 for the Company. These statements provided a comprehensive and consistent standard for the recognition and

measurement of derivatives and hedging activities. The Company has not participated and presently does not participate in these activities.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." This statement required all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. The pooling method of accounting for business combinations is no longer available. Application of the purchase method under SFAS No. 141 in many ways follows existing authoritative guidance, although it does provide new guidance on identifying intangible assets that should be recognized as assets apart from goodwill. The accounting for goodwill and other identifiable intangible assets after acquisition is now governed by SFAS No. 142, "Goodwill and Other Intangible Assets," which was issued concurrent with SFAS No. 141. Under SFAS No. 142, goodwill is no longer subject to amortization but must be assessed for impairment at least annually. Identifiable intangible assets with finite lives continue to be amortized, while those with indefinite lives are tested for impairment in comparison with their estimate fair value. Neither of these statements had any current applicability for the Company.

The FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 143 covers the accounting for closure or removal-type costs incurred with respect to long-lived assets. Among other provisions, SFAS No. 144 essentially extends the guidance of SFAS No. 121 to long-lived assets that are part of discontinued operations and resolves significant implementation issues related to SFAS No. 121. Adopting these new standards should have no impact on the Company's financial position or results of operations.

3. INTERCOMPANY SERVICE AGREEMENT AND OTHER RELATED-PARTY TRANSACTIONS

The Company has entered into a service agreement with the Bank, under which the Bank provides substantially all of the support for its operations, including human resources, office facilities, communications and computer technology and support. Payments to the Bank under this agreement cover (a) the direct cost of Bank employees dedicated to Company sales and support activities and an appropriate allocation of the Bank's expense of providing health, retirement and other benefits to these employees; (b) the fair rental value of office space provided in the Bank's facilities; (c) a negotiated management fee; and (d) other miscellaneous direct or allocated costs. The Company has no paid employees. The Company paid the Bank approximately $623,000 under this agreement in 2001 and $416,000 in 2000.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain net capital at the greater of $250,000 or 6-2/3% of aggregate indebtedness. The following compares the Company's net capital as of December 31, 2001 to the maintenance requirement:

Net capital	$ 516,261
Required net capital	250,000
Excess net capital	$ 266,261

5. CONTINGENCIES

The Company is at times party to legal proceedings arising in the normal course of business. After review with legal counsel, the Company's management believes that there are no pending or threatened actions the resolution of which could have a material effect on the Company's financial condition or results of operations.

Schedule I

WHITNEY SECURITIES, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL	
Total member's capital	$ 540,075
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	540,075
Deductions and/or charges	
Nonallowable assets	
Other assets	14,620
Total deductions and/or charges	14,620
Net capital before haircuts on securities positions	525,455
Haircuts on securities	9,194
Net capital	$ 516,261
AGGREGATE INDEBTEDNESS	
Items included in the statement of financial condition-	
Accounts payable and accrued expenses	$ 57,364
Items not included in the statement of financial condition	-
Total aggregate indebtedness	$ 57,364
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 516,261
Minimum dollar net capital requirement – greater of $250,000 or 6-2/3% of aggregate indebtedness	250,000
Excess net capital	$ 266,261

There are no differences between the computation of net capital under Rule 15c3-1 as shown above and the unaudited computation of net capital under Rule 15c3-1 included in the Part II A filing of Whitney Securities, L.L.C. as of December 31, 2001.